UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

GenTek Inc.

(Name of Subject Company (Issuer))

ACP ACQUISITION, LLC

ABRAMS CAPITAL, LLC

GREAT HOLLOW PARTNERS, LLC

(Name of Filing Persons (Offerors))

Tranche B Warrants to Purchase Shares of Common Stock

Tranche C Warrants to Purchase Shares of Common Stock

(Title of Class of Securities)

37245X120

37245X138

(CUSIP Number of Class of Securities)

David C. Abrams

Travis M. Rhodes

Abrams Capital, LLC

222 Berkeley Street, 22nd Floor

Boston, MA 02116

(617) 646-6100

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Joseph L. Johnson III

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,067,363.75	$478.73

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 619,095 Tranche B Warrants and 302,360 Tranche C Warrants of GenTek Inc. at the tender offer price of $4.25 per Tranche B Warrant and $4.75 per Tranche C Warrant.
**	Previously Paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________	Filing Party:_______________
Form or Registration No. _______________	Date Filed:________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 amends and supplements the Tender Offer Statement on the Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2005, as amended and supplemented by Amendment No. 1 to Schedule TO filed with the SEC on November 1, 2005, Amendment No. 2 to Schedule TO filed with the SEC on November 2, 2005 and Amendment No. 3 to Schedule TO filed with the SEC on November 15, 2005 (the “Schedule TO”) by ACP Acquisition, LLC, a Delaware limited liability company, Abrams Capital, LLC, a Delaware limited liability company, and Great Hollow Partners, LLC, a Delaware limited liability company (together, the “Purchaser”), to purchase all of the outstanding Tranche B Warrants (the “Tranche B Warrants”) and all of the outstanding Tranche C Warrants (the “Tranche C Warrants” and together with the Tranche B Warrants, the “Warrants”) of GenTek Inc. (“GenTek” or the “Subject Company”), at a purchase price of $4.25 per Tranche B Warrant and $4.75 per Tranche C Warrant, each net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and which are incorporated herein by reference.

The information in the Offer is incorporated in this Amendment No. 4 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

Item 11. Additional information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

“At 5:00 p.m., New York City time, on Tuesday, November 29, 2005, the subsequent offering period expired without extension. Based on information provided by the Depositary, as of such time, including Warrants tendered in the initial offering period, an aggregate of 156,265 Tranche B Warrants, representing approximately 25.24% of the outstanding Tranche B Warrants, and an aggregate of 75,279 Tranche C Warrants, representing approximately 24.90% of the outstanding Tranche C Warrants, were validly tendered pursuant to the Offer and prior to the expiration of the subsequent offering period. All Warrants validly tendered prior to the expiration of the subsequent offering period have been accepted for payment in accordance with the terms of the Offer. Payment for Warrants accepted will be made promptly by the Depositary.

On November 30, 2005, the Purchaser issued a press release announcing the expiration of the subsequent offering period. A copy of the press release is filed as Exhibit (a)(1)(N) hereto and is incorporated by reference herein. Subsequent to the issuance of the press release the Depositary informed the Purchaser that 75,279 Tranche C Warrants were tendered, not 75, 276 as previously reported by the Depositary and included in the press release.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(N)          Press Release issued by Abrams Capital, LLC dated November 30, 2005.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated October 17, 2005. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees. *

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Letter to Warrantholders. *

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(a)(1)(H)	Summary Advertisement published in Investor’s Business Daily on October 17, 2005. *

(a)(1)(I)	Not applicable.

(a)(1)(J) (a)(1)(K) (a)(1)(L)

Press Release issued by Abrams Capital, LLC dated October 17, 2005. *

Letter dated November 2, 2005 to Record Holders of Warrants. **

Letter dated November 2, 2005 to Beneficial Holders of Warrants. **

(a)(1)(M)	Press Release issued by Abrams Capital, LLC dated November 15, 2005. ***

(a)(1)(N)	Press Release issued by Abrams Capital, LLC dated November 30, 2005. †

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable

*	Previously filed with the Schedule TO on October 17, 2005.
**	Previously filed with Amendment No. 2 to the Schedule TO on November 2, 2005.
***	Previously filed with Amendment No. 3 to the Schedule TO on November 15, 2005.
†	Filed herewith.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2005

ACP ACQUISITION, LLC

By: Abrams Capital, LLC, a Managing Member

By: /s/ David C. Abrams

Name: David C. Abrams

Title: Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David C. Abrams

Name: David C. Abrams

Title: Managing Member

GREAT HOLLOW PARTNERS, LLC

By: /s/ David C. Abrams

Name: David C. Abrams

Title: Managing Member

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